SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

March 31, 2017

and Independent Auditors’ Report Review

Report on review of interim financial information

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended March 31, 2017, which comprises the balance sheet as of March 31, 2017, the statements of profit or loss and comprehensive income for the three-month period then ended, changes in equity and cash flows for the three-month period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Emphasis of a matter

We call your attention to note 19.3, which says about the ratification of the Leniency Agreement (the “Agreement”) with the Federal Prosecution Office, the Department of Justice (DoJ) and the Securities and Exchange Commission (SEC) of the United States of America, and with the General Prosecution Office of Switzerland, in the approximate amount of R$3.1 billion, and discloses information on progress of class action brought in the United States of America. Except for the value of the Agreement, as well as other non-monetary penalties enforced, the Company is not able, for the moment, to reliably foresee or measure the extent of financial and non-financial impacts on the Company and, accordingly, is not able to record possible additional losses that confirmation of accusations, possible lawsuits filed by other authorities and/or third-parties, and parallel investigations could cause to the Company, as well as resources required to remedy such occurrences, including possible effects deriving from the outcome of above-mentioned class action. Our opinion is not qualified in relation to this matter.

Other matters

Statements of value added

We also reviewed the individual and consolidated statements of value added for the three-month period ended March 31, 2017, prepared under the responsibility of the Company's management, whose presentation on the interim financial information is required under the standards issued by CVM - Brazilian Securities and Exchange Commission applicable to the preparation of Interim Financial Information and considered as additional information by IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Restatement of the corresponding values

According to mencioned in the note 2.5, as a result of the change in accounting policy in the presentation of interest paid in the Cash Flow and in the classification of the bonus provision, the interim financial information related to the statements of profit or loss and cash flows for the period of three-month ended March 31, 2016, presented for comparison purposes, were adjusted and has been restated, as required in the CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors  and CPC 26 (R1) - Presentation of Financial Statements. Our conclusion is not qualified in respect of this matter.

São Paulo, August 15, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

Braskem S.A.

Balance sheet

at March 31, 2017

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	Mar/2017	Dec/2016	Mar/2017	Dec/2016

Current assets
Cash and cash equivalents	4	6,617,161	6,701,864	4,374,897	3,561,431
Financial investments	5	1,011,223	1,190,483	587,773	741,086
Trade accounts receivable	6	2,243,287	1,634,137	1,252,534	952,689
Inventories	7	5,546,050	5,238,014	3,706,576	3,795,899
Taxes recoverable	9	592,413	826,015	351,717	543,275
Dividends and interest on capital	8	14,986	14,986	31,421	31,421
Prepaid expenses		73,780	101,747	53,066	83,252
Related parties	8(b)			55,009	172,344
Derivatives operations	15.3	4,592	8,387	4,592	8,387
Other receivables		177,509	180,915	152,795	128,231

		16,281,001	15,896,548	10,570,380	10,018,015

Non-current assets held for sale	3	375,217	359,704	273,183	263,912

		16,656,218	16,256,252	10,843,563	10,281,927
Non-current assets
Trade accounts receivable	6	64,932	70,236	3,669,457	2,794,889
Advances to suppliers	7	57,766	61,533	57,766	61,533
Taxes recoverable	9	1,156,582	1,088,353	1,058,587	998,039
Deferred income tax and social contribution	17(b.ii)	1,182,197	1,653,115		42,459
Judicial deposits		237,246	233,320	230,712	226,894
Related parties	8(b)			14,206	14,472
Insurance claims		50,848	50,653	50,848	50,653
Derivatives operations	15.3	30,321	29,308
Other receivables		135,894	140,971	128,108	129,704
Investments in subsidiaries and jointly-controlled investments	10(b)	105,102	92,313	5,555,196	4,132,529
Property, plant and equipment	11	29,606,664	29,336,710	15,745,870	15,963,127
Intangible assets	12	2,780,955	2,809,087	2,504,611	2,521,243

		35,408,507	35,565,599	29,015,361	26,935,542

Total assets		52,064,725	51,821,851	39,858,924	37,217,469

The Management notes are an integral part of the financial statements.

Braskem S.A.

Balance sheet at March 31, 2017 All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	Mar/2017	Dec/2016	Mar/2017	Dec/2016

Current liabilities
Trade payables		5,070,441	6,545,136	2,254,368	2,056,661
Borrowings	13	3,011,605	2,594,463	2,671,129	2,117,409
Braskem Idesa borrowings	14	9,911,068	10,437,791
Derivatives operations	15.3	30,130	29,042	9,052
Payroll and related charges		376,210	562,455	293,913	431,688
Taxes payable	16	1,048,893	624,080	704,909	424,088
Dividends		3,052	3,083	3,052	3,083
Advances from customers		219,846	203,216	39,366	28,200
Leniency agreement	19.3	1,291,488	1,354,492	1,195,646	948,286
Sundry provisions	18	83,441	112,891	64,053	87,084
Accounts payable to related parties	8(b)			1,020,978	956,609
Other payables		397,041	476,262	248,173	295,233

		21,443,215	22,942,911	8,504,639	7,348,341

Non-current liabilities held for sale	3	102,033	95,396

		21,545,248	23,038,307	8,504,639	7,348,341
Non-current liabilities
Trade payables		229,489	201,686	8,368,970	8,832,553
Borrowings	13	19,635,082	20,736,604	6,025,913	6,463,032
Derivatives operations	15.3	799,004	861,302	799,004	861,302
Taxes payable	16	31,371	24,097	30,948	23,830
Accounts payable to related parties	8(b)			8,004,902	8,234,053
Loan to non-controlling shareholders of Braskem Idesa		1,597,072	1,620,519
Deferred income tax and social contribution	17(b.ii)	808,828	510,523	295,113
Post-employment benefits		161,160	162,136	71,899	71,899
Provision for losses on subsidiaries				87,382	92,365
Advances from customers		115,215	162,955
Contingencies	19	1,001,716	985,237	942,808	926,819
Leniency agreement	19.3	1,276,507	1,498,738	1,179,105	1,400,224
Sundry provisions	18	206,093	206,245	169,939	169,499
Other payables		123,942	92,792	6,003	6,070

		25,985,479	27,062,834	25,981,986	27,081,646

Shareholders' equity	20
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		834,616	834,616	834,616	834,616
Other comprehensive income		(5,551,644)	(6,321,859)	(5,551,644)	(6,321,859)
Treasury shares		(49,819)	(49,819)	(927)	(927)
Retained earnings		1,814,602		1,814,602

Total attributable to the Company's shareholders		5,323,407	2,738,590	5,372,299	2,787,482

Non-controlling interest in Braskem Idesa		(789,409)	(1,017,880)

		4,533,998	1,720,710	5,372,299	2,787,482

Total liabilities and shareholders' equity		52,064,725	51,821,851	39,858,924	37,217,469

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at March 31, 2017

All amounts in thousands of reais

		Consolidated		Parent company
Continued operations	Note	Mar/2017	Mar/2016	Mar/2017	Mar/2016
			Restated		Restated
Net sales revenue	22	12,599,728	11,914,595	9,207,516	9,020,651
Cost of products sold		(8,911,633)	(8,613,285)	(7,183,595)	(7,148,985)

		3,688,095	3,301,310	2,023,921	1,871,666

Income (expenses)
Selling and distribution		(346,302)	(306,756)	(224,492)	(222,625)
General and administrative		(310,563)	(285,256)	(199,802)	(169,918)
Research and development		(33,662)	(42,594)	(23,291)	(23,065)
Results from equity investments	10(c)	12,209	1,687	1,168,880	791,874
Other income (expenses), net	23	(101,509)	(137,623)	(93,134)	(109,697)

		2,908,268	2,530,768	2,652,082	2,138,235

Financial results	24
Financial expenses		(835,509)	(790,382)	(559,412)	(737,307)
Financial income		164,980	165,494	151,092	144,063
Exchange rate variations, net		285,035	(860,396)	(213,275)	(821,635)

		(385,494)	(1,485,284)	(621,595)	(1,414,879)

Profit before income tax and
social contribution		2,522,774	1,045,484	2,030,487	723,356

Current and deferred income tax and social contribution	17(a)	(617,400)	(260,818)	(231,811)	86,929

Profit for the period of continued operations		1,905,374	784,666	1,798,676	810,285

Discontinued operations results	3
Profit from discontinued operations		13,499	16,303	8,876	13,106
Current and deferred income tax and social contribution		(4,623)	(5,415)
		8,876	10,888	8,876	13,106

Profit for the period		1,914,250	795,554	1,807,552	823,391

Attributable to:
Company's shareholders		1,807,552	823,391
Non-controlling interest in Braskem Idesa		106,698	(27,837)
	0
Profit for the period	0	1,914,250	795,554

                The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at March 31, 2017 All amounts in thousands of reais, except earnings or loss per share	Continued

		Consolidated		Parent company
	Note	Mar/2017	Mar/2016	Mar/2017	Mar/2016
			Restated		Restated
Profit for the period		1,914,250	795,554	1,807,552	823,391

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		87,578	27,918	54,945	139,587
Income tax and social contribution		(28,471)	(13,959)	(18,681)	(47,460)
Fair value of cash flow hedge - Braskem Idesa				24,474	(83,752)
Income tax and social contribution				(7,342)	25,126
Fair value of cash flow hedge from jointly-controlled		594	(10,004)	594	(10,004)
		59,701	3,955	53,990	23,497

Exchange variation of foreign sales hedge	15.3(a.i)	480,810	2,220,529	480,810	2,220,529
Sales Hedge - transfer to profit or loss	15.3(a.i)	249,240	421,800	249,240	421,800
Income tax and social contribution on exchange variation		(248,217)	(898,392)	(248,217)	(898,392)
Exchange variation of foreign sales hedge - Braskem Idesa	15.3(a.ii)	907,532	(179,723)	680,649	(134,792)
Sales Hedge - transfer to profit or loss - Braskem Idesa	15.3(a.ii)	30,918		23,188
Income tax on exchange variation - Braskem Idesa		(281,535)	53,917	(211,151)	40,438
		1,138,748	1,618,131	974,519	1,649,583

Foreign subsidiaries currency translation adjustment		(299,411)	(64,632)	(251,244)	(135,991)

Total		899,038	1,557,454	777,265	1,537,089

Total comprehensive income for the period		2,813,288	2,353,008	2,584,817	2,360,480

Attributable to:
Company's shareholders		2,584,817	2,360,480
Non-controlling interest in Braskem Idesa		228,471	(7,472)

Total comprehensive income for the period		2,813,288	2,353,008

					Parent company
				Mar/2017	Mar/2016
	Note			Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company					Restated
of continued operations at the end of the period (R$)	21
(expressed in reais)
Earnings per share - common				2.2608	1.0182
Earnings per share - preferred shares class "A"				2.2608	1.0182
Earnings per share - preferred shares class "B"				0.6069	0.6065

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Consolidated
		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other		Retained	Braskem	Non-controlling	Total
			Capital	Legal	Retention	dividends	comprehensive	Treasury	earnings	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	of profits	proposed	income	shares	(losses)	interest	Braskem Idesa	equity

At December 31, 2015 - restated	2.4	8,043,222	232,430	229,992	2,404,663	247,364	(9,060,710)	(49,819)	(416,768)	1,630,374	(684,885)	945,489

Comprehensive income for the year:
Profit for the period - restated									823,391	823,391	(27,837)	795,554
Exchange variation of foreign sales hedge, net of taxes							1,649,583			1,649,583	(31,452)	1,618,131
Fair value of cash flow hedge, net of taxes							23,497			23,497	(19,542)	3,955
Foreign subsidiaries currency translation adjustment							(135,991)			(135,991)	71,359	(64,632)
							1,537,089		823,391	2,360,480	(7,472)	2,353,008

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,809)		6,809
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,050)		7,050

At March 31, 2016 - restated	2.4	8,043,222	232,430	229,992	2,404,663	247,364	(7,530,671)	(49,819)	413,673	3,990,854	(692,357)	3,298,497

At December 31, 2016		8,043,222	232,430	229,992	604,624		(6,321,859)	(49,819)		2,738,590	(1,017,880)	1,720,710

Comprehensive income for the year:
Loss for the year									1,807,552	1,807,552	106,698	1,914,250
Exchange variation of foreign sales hedge, net of taxes							974,519			974,519	164,229	1,138,748
Fair value of cash flow hedge, net of taxes							53,990			53,990	5,711	59,701
Foreign currency translation adjustment							(251,244)			(251,244)	(48,167)	(299,411)
							777,265		1,807,552	2,584,817	228,471	2,813,288

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,809)		6,809
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,050)		7,050

At March 31, 2017		8,043,222	232,430	229,992	604,624		(5,551,644)	(49,819)	1,814,602	5,323,407	(789,409)	4,533,998

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Parent Company
				Revenue reserves
						Additional	Other		Retained	Total
			Capital	Legal	Retention	dividends	comprehensive	Treasury	earnings	shareholders'
	Note	Capital	reserve	reserve	of profits	proposed	income	shares	(losses)	equity

At December 31, 2015 - restated	2.4	8,043,222	232,430	229,992	2,404,663	247,364	(9,060,710)	(927)	(416,768)	1,679,266

Comprehensive income for the year:
Profit for the year									823,391	823,391
Exchange variation of foreign sales hedge, net of taxes							1,649,583			1,649,583
Fair value of cash flow hedge, net of taxes							23,497			23,497
Foreign subsidiaries currency translation adjustment							(135,991)			(135,991)
							1,537,089		823,391	2,360,480

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,809)		6,809
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,050)		7,050

At March 31, 2016 - restated	2.4	8,043,222	232,430	229,992	2,404,663	247,364	(7,530,671)	(927)	413,673	4,039,746

At December 31, 2016		8,043,222	232,430	229,992	604,624		(6,321,859)	(927)		2,787,482

Comprehensive income for the year:
Loss for the year									1,807,552	1,807,552
Exchange variation of foreign sales hedge, net of taxes							974,519			974,519
Fair value of cash flow hedge, net of taxes							53,990			53,990
Foreign currency translation adjustment							(251,244)			(251,244)
							777,265		1,807,552	2,584,817

Equity valuation adjustments:
Realization of deemed cost of jointly-controlled investment, net of taxes							(6,809)		6,809
Realization of additional property, plant and equipment price-level restatement, net of taxes							(241)		241
							(7,050)		7,050

At March 31, 2017		8,043,222	232,430	229,992	604,624		(5,551,644)	(927)	1,814,602	5,372,299

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

at March 31, 2017

All amounts in thousands of reais

		Consolidated		Parent company
	Note	Mar/2017	Mar/2016	Mar/2017	Mar/2016
	2.4		Restated		Restated
Profit (loss) before income tax and social contribution and for the result with discontinued operations	0	2,522,774	1,061,787	2,030,487	736,462

Adjustments for reconciliation of profit	0
Depreciation, amortization and depletion		702,122	571,104	467,835	490,773
Results from equity investments	10(c)	(12,209)	(1,687)	(1,168,880)	(804,980)
Interest and monetary and exchange variations, net		214,931	364,706	561,345	541,291
Provision for losses and write-offs of long-lived assets		9,196	19,583	6,113	19,582

		3,436,814	2,015,493	1,896,900	983,128

Changes in operating working capital	0
Held-for-trading financial investments		188,498	(278,826)	173,492	(287,992)
Trade accounts receivable		(604,109)	525,108	(1,174,538)	439,200
Inventories		(316,471)	277,618	80,275	447,880
Taxes recoverable		206,326	316,153	148,468	165,058
Prepaid expenses		27,967	8,269	30,186	(975)
Other receivables		3,851	(8,479)	89,843	(47,434)
Trade payables		(1,283,309)	(1,883,587)	(102,293)	(1,603,311)
Taxes payable		25,688	(202,681)	126,802	102,339
Advances from customers		(31,110)	(5,336)	11,166	(937)
Leniency agreement		(296,591)
Sundry provisions		(13,123)	(5,003)	(6,602)	13,551
Other payables		(262,911)	32,171	(189,086)	27,820

Cash from operations	0	1,081,520	790,900	1,084,613	238,327

Interest paid		(472,006)	(447,767)	(128,337)	(136,984)
Income tax and social contribution paid		(40,953)	(94,662)	(17,458)	(15,350)

Net cash generated by operating activities		568,561	248,471	938,818	85,993

Proceeds from the sale of fixed assets	0	263	97	125	18
Acquisitions to property, plant and equipment and intangible assets	(i)	(272,934)	(566,910)	(197,899)	(193,584)
Premium in the dollar put option	0	(2,153)		(2,153)

Net cash used in investing activities		(274,824)	(566,813)	(199,927)	(193,566)

Short-term and Long-term debit
Obtained		660,324	803,625	660,324	823,523
Payments		(886,221)	(968,354)	(506,800)	(925,757)
Project finance
Obtained funds			91,094
Payment of borrowings		(198,180)	(80,391)
Related parties
Obtained				48,086
Payments				(127,004)	(1,718,207)
Dividends paid		(31)	(4)	(31)	(4)
Repurchase of treasury shares

Net cash provided by financing activities		(424,108)	(154,030)	74,575	(1,820,445)

Exchange variation on cash of foreign subsidiaries		45,668	238,273

Increase (decrease) in cash and cash equivalents		(84,703)	(234,099)	813,466	(1,928,018)

Represented by
Cash and cash equivalents at the beginning of the year		6,701,864	7,043,262	3,561,431	4,415,764
Cash and cash equivalents at the end of the year		6,617,161	6,809,163	4,374,897	2,487,746

Increase (decrease) in cash and cash equivalents	0	(84,703)	(234,099)	813,466	(1,928,018)

(i) In the first quarter of 2016, the capitalized interest paid that was included in this item (R$188,725 Consolidated, R$16,974 Parent Company) was reclassified to “Interest paid” (Note 2.5(a)).

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

at March 31, 2017

All amounts in thousands of reais

		Consolidated		Parent company
	Note	Mar/2017	Mar/2016	Mar/2017	Mar/2016
	2.4		Restated		Restated
Revenue		14,705,650	13,876,808	11,360,841	10,799,926
Sale of goods, products and services, including discontinued operations		14,692,787	13,942,809	11,362,160	10,861,088
Other income (expenses), net		14,184	(43,427)	302	(40,537)
Allowance for doubtful accounts		(1,321)	(22,574)	(1,621)	(20,625)
Inputs acquired from third parties		(10,090,801)	(9,920,081)	(8,482,794)	(8,246,829)
Cost of products, goods and services sold		(9,608,786)	(9,527,567)	(8,138,161)	(7,976,593)
Material, energy, outsourced services and others		(466,071)	(391,518)	(328,509)	(269,468)
Impairment of assets		(15,944)	(996)	(16,124)	(768)
Gross value added		4,614,849	3,956,727	2,878,047	2,553,097

Depreciation, amortization and depletion		(702,122)	(571,104)	(467,835)	(490,773)

Net value added produced by the entity		3,912,727	3,385,623	2,410,212	2,062,324

Value added received in transfer		186,071	167,213	1,328,848	949,043
Results from equity investments		21,085	1,687	1,177,756	804,980
Financial income		164,980	165,494	151,092	144,063
Other		6	32

Total value added to distribute		4,098,798	3,552,836	3,739,060	3,011,367

Personnel		342,267	309,578	240,357	179,975
Direct compensation		278,135	242,114	190,931	133,445
Benefits		48,209	49,932	33,265	29,232
FGTS (Government Severance Pay Fund)		15,923	17,532	16,161	17,298

Taxes, fees and contribuitions		1,233,310	737,774	868,462	397,142
Federal		747,824	196,334	408,297	(40,093)
State		475,481	530,014	452,759	429,267
Municipal		10,005	11,426	7,406	7,968

Remuneration on third parties' capital		608,971	1,709,930	822,689	1,610,859
Financial expenses (including exchange variation)		544,051	1,640,889	767,592	1,554,182
Rentals		64,920	69,041	55,097	56,677

Remuneration on own capital		1,914,250	795,554	1,807,552	823,391
Profit (loss) for the year, including discontinued operations		1,798,676	812,503	1,798,676	810,285
Non-controlling interest in Braskem Idesa		106,698	(27,837)
Discontinued operations results		8,876	10,888	8,876	13,106

Value added distributed		4,098,798	3,552,836	3,739,060	3,011,367

The Management notes are an integral part of the financial statements.

Braskem S.A. Notes to the financial statements at March 31, 2017 All amounts in thousands of reais, unless otherwise stated

1	Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)	Significant operating events impacting these financial statements

(i)

In January 2017, Braskem’s new line to produce ultra-high molecular weight polyethylene (UHMWPE), known commercially as UTEC®, started operations. Located in La Porte, Texas, the plant will complement the production capacity of the existing line in Brazil at the Petrochemical Complex in Camaçari.

(ii)

On January 27, 2017, the Board of Directors of the Company authorized the execution of a purchase agreement with Odebrecht Utilities S.A., through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A., which represent 63.7% of its voting capital, for the aggregate amount of R$610 million, to be paid upon the consummation of the transaction. The consummation of the acquisition is subject to a vote by the Shareholders' Meeting of Braskem, in accordance with Article 256 of Federal Law 6,404/76, and to the conditions precedent typical to transactions of this nature. As of the date on which the issue of these financial statements was authorized, the Meeting had yet to be called.

The Shareholders' Meeting to deliberate the approval of this transaction was convened for August 25, 2017.

(b)	Net working capital

On March 31, 2017, consolidated net working capital was negative R$5,162,214. This situation, however, does not reflect the Company’s actual liquidity position. Note that, without the reclassification mentioned in the paragraph below, consolidated net working capital is positive at R$3,852,610.

In compliance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements), its subsidiary Braskem Idesa, reclassified to current liabilities financial obligations in the form of Project finance originally maturing in the long term. These obligations include restrictive contractual clauses (covenants) that at the base date of this quarterly information, were in default (Note 14).

Note that Braskem Idesa has been settling these obligations in accordance with their original maturity schedule.

2	Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2016 financial statements.

2.1.	Basis of preparation

This Quarterly Information includes the three-month period ended March 31, 2017 and should be read together with the financial statements of Braskem as of December 31, 2016, which were prepared and presented (i) in the consolidated, in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and (ii) in the Parent Company, in accordance with accounting practices adopted in Brazil, in compliance with the Law 6,404/76 and subsequent adjustments and the standards issued by the CPC.

Braskem S.A. Notes to the financial statements at March 31, 2017 All amounts in thousands of reais, unless otherwise stated

The preparation of the Quarterly Information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2016 financial statements.

Issue of these financial statements was authorized by the Executive Board on August 14, 2017.

2.1.1	Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements. The parent company information was prepared and is being presented in accordance with CPC pronouncement.

All relevant information pertaining exclusively to these interim financial statements is presented herein and corresponds to the information used by the Management of the Company.

2.1.2	Consolidated quarterly information

The consolidated Quarterly Information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

		Total and voting interest - %
		Headquarters	Mar/2017	Dec/2016
Direct and Indirect subsidiaries
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		EUA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(i)	Austria	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")		Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00

(i) In process of extinction.

2.2.                 Foreign and functional currency

The information on functional and foreign currency was presented in the 2016 annual financial statements of the Company, in Note 2.2.

Exchange variation effects

The main effects from exchange variation in this Quarterly Information are shown below:

	Final rate			End of period rate at
	Mar/2017	Dec/2016	Variation	Mar/2017	Dec/2016	Variation
U.S. dollar - Brazilizan real	3.1684	3.2591	-2.78%	3.1279	3.9022	-19.84%
U.S. dollar - Mexican peso	18.8370	20.6352	-8.71%	20.3151	18.0244	12.71%
U.S. dollar - Euro	0.9321	0.9479	-1.66%	0.9388	0.9068	3.53%

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

2.3.                Reconciliation of equity and profit (loss) for the period between Parent Company and consolidated

	Shareholders' equity		Profit for the year
	Mar/2017	Dec/2016	Mar/2017	Dec/2016

Parent company	5,372,299	2,787,482	1,807,552	823,391
Braskem shares owned by subsidiary Braskem Petroquímica	(48,892)	(48,892)
Non-controlling interest of Braskem Idesa	(789,409)	(1,017,880)	106,698	(27,837)
Consolidated	4,533,998	1,720,710	1,914,250	795,554

2.4.                Restatement

The statements of operations and of cash flows for the first quarter of 2016 and the starting balance of equity in December 2015 were restated due to the inflation adjustment of taxes recognized from prior periods and other prior-year adjustments. The information related to this restatement was reported in the 2016 annual financial statements of the Company, in Note 2.4. The effect on the first quarter result corresponding to the update by the SELIC, recorded under "Financial expenses", was R$5,805.

Additionally, the statement of cash flows for the period ended March 31, 2016 was restated due to the reclassification of Brazilian government bonds from “cash and cash equivalents” to “financial investments” (Note 5).

2.5.                Change in accounting policy

(a)	Braskem's Management decided to change, in the statement of cash flows, the presentation of interest paid that were presented in the group called "net cash used in investing activities". These amounts are now presented as "interest paid". This change provides (i) the direct identification of the total amount paid as interest and (ii) greater accuracy in determining the net cash generated by operating activities. The reclassified amounts for the first quarter of 2016 were R$188,725 and R$16,974 in the consolidated and the Parent Company cash flows, respectively.

(b)	In 2017, the Company changed the classification of the bonus provision in order to standardize the classification for all companies, whether productive or not, and to understand that the current classification is more appropriate due to the characteristic of this provision of not present recurring elements or, when they recur, do not repeat their amount year by year. In the first quarter of 2016, the consolidated amounts related to this item were reclassified from "costs of products sold" (R$38,494), "selling and distribution expenses" (R$1,504) and "general and administrative expenses" (R$43,439) to the group called “other net income (expenses)” (Note 23).

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

3                       Assets held for sale and discontinued operations

On January 9, 2017, the Board of Directors approved the sale of the subsidiaries Quantiq Distribuidora Ltda. and IQAG Armazens Gerais Ltda. to the company GTM do Brasil Comércio de Produtos Químicos Ltda. The sale agreement, in the amount of R$550 million, was signed on the following day, and in January the operation was approved by Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica).

This sale was consummated on April 3, 2017, date on which the control was transferred to the buyer and the receipt of the amount of R$450 million. The balance of R$100 million will be received in up to 12 months, and may undergo customary adjustments in this type of operation.

The assets and liabilities classified as held for sale and the result with discontinued operations are stated as follows:

Assets and liabilities classified as held for sale	Mar/2016	Dec/2016
Assets
Cash and cash equivalents	40,216	76,146
Trade accounts receivable	119,076	65,626
Inventories	82,815	84,296
Taxes recoverable	46,858	45,859
Property, plant and equipment	61,591	61,037
Intangible assets	6,729	6,665
Other assets	17,932	20,075
Total assets	375,217	359,704

Liabilities
Trade payables	75,852	62,692
Payroll and related charges	7,099	11,170
Dividends	6,371	6,371
Taxes payable	9,668	7,064
Other payables	3,043	8,099
Total liabilities	102,033	95,396

Result with discontinued operations	Mar/2016	Dec/2016
Net sales revenue	212,238	211,915
Cost of products sold and services provided	(176,957)	(169,739)
Gross profit	35,281	42,176

Income (expenses)
Selling and distribution	(10,164)	(11,617)
General and administrative	(12,067)	(20,021)
Other income (expenses), net	(1,298)	1,691
Operating profit	11,752	12,229

Financial results	1,747	4,074

Profit before income tax and social contribution	13,499	16,303

Current and deferred income tax and social contribution	(4,623)	(5,415)

Result with discontinued operations	8,876	10,888

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

4                       Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2016 annual financial statements of the Company, in Note 6.

		Consolidated
		Mar/2017	Dec/2016

Cash and banks	(i)	2,055,074	2,178,611
Cash equivalents:
Domestic market		2,824,040	2,914,685
Foreign market	(i)	1,738,047	1,608,568
Total		6,617,161	6,701,864

(i)         On March 31, 2017, it includes cash and banks of R$162,346 (R$172,390 on December 31, 2016) and cash equivalents of R$19,943 (R$29,169 on December 31, 2016) of the subsidiary Braskem Idesa, available for its exclusive use.

5                       Financial investments

The information on financial investments was presented in the 2016 annual financial statements of the Company, in Note 7.

		Consolidated
		Mar/2017	Dec/2016
Loans and receivables
Time deposit investments	(i)	421,957	434,015
Held-for-trading
Letras Financeiras do Tesouro - LFT	(ii)	588,614	755,712
Other		652	756
Total		1,011,223	1,190,483

Current assets		1,011,223	1,190,483
Total		1,011,223	1,190,483

(i)    This investment was given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa.

(ii)   Government bonds held-for-trading refers to Brazilian floating-rate government bonds (“LFTs”). These bonds have maturity above three months, immediate liquidity and expected realization in the short term.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

6                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2016 annual financial statements of the Company, in Note 8.

	Consolidated		Parent Company
	Mar/2017	Dec/2016	Mar/2017	Dec/2016
Consumers
Domestic market	1,060,610	869,306	1,282,288	969,072
Foreign market	1,629,489	1,215,626	4,000,203	3,137,384
Allowance for doubtful accounts	(381,880)	(380,559)	(360,500)	(358,878)
Total	2,308,219	1,704,373	4,921,991	3,747,578

Current assets	2,243,287	1,634,137	1,252,534	952,689
Non-current assets	64,932	70,236	3,669,457	2,794,889
Total	2,308,219	1,704,373	4,921,991	3,747,578

7                       Inventories

The information on inventories was presented in the 2016 annual financial statements of the Company, in Note 9.

	Consolidated		Parent company
	Mar/2017	Dec/2016	Mar/2017	Dec/2016

Finished goods	3,814,406	3,444,898	2,496,218	2,314,755
Raw materials, production inputs and packaging	965,013	1,407,399	797,769	1,266,323
Maintenance materials	335,572	312,167	165,635	162,568
Advances to suppliers	439,030	103,267	261,713	82,618
Imports in transit and other	49,795	31,816	43,007	31,168
Total	5,603,816	5,299,547	3,764,342	3,857,432

In current assets	5,546,050	5,238,014	3,706,576	3,795,899
In non-current assets	57,766	61,533	57,766	61,533
Total	5,603,816	5,299,547	3,764,342	3,857,432

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

8                 Related parties

The information concerning related parties was presented in the 2016 annual financial statements of the Company, in Note 10.

(a)             Consolidated

	Consolidated
	Balances at March 31, 2017					Balances at December 31, 2016
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	6,492		41,306	42,678	90,476	5,634		33,843	28,390	67,867
Inventories	151,965	8(c.iv)	36,294		188,259			5,434		5,434
Dividends and interest on capital				14,986	14,986				14,986	14,986
Other	73				73	50				50
Total assets	158,530		77,600	57,664	293,794	5,684		39,277	43,376	88,337

Liabilities
Current
Trade payables	51,599		809,672	2,112	863,383	77,461		904,090	1,226	982,777
Total liabilities	51,599		809,672	2,112	863,383	77,461		904,090	1,226	982,777

	Three-month period ended March 31, 2016					Three-month period ended March 31, 2016
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	12,889		451,426	167,761	632,076	15,569		695,947	117,856	829,372
Purchases of raw materials, finished goods
services and utilities	173,906	(i)	3,795,560	7,796	3,977,262	436,042	(i)	2,536,367	22,165	2,994,574
Financial income (expenses)	4,350		(20,225)		(15,875)	(18,014)		(50,061)		(68,075)
General and administrative expenses
Post-employment benefits plan ("EPE")
Odebrecht Previdência Privada ("Odeprev")				5,611	5,611				5,055	5,055

(i)                  Includes expenses with the Braskem Idesa project, of which R$27,091 related to the period ended March 31, 2017, and R$330,406 related to the period ended March 31, 2016.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(b)            Parent Company

	Balances at March 31, 2017
	Associated companies, Jointly-controlled investment and associated companies							Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and	FIM Sol and
Balance sheet	Inc.	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries		subsidiaries	FIM Júpiter	Total
Assets
Current
Cash and equivalents											2,930,944	2,930,944
Trade accounts receivable		826		181,260	22,167	78,220	72,401	6,492		37,855		399,221
Inventories								151,965	8(c.iv)	36,294		188,259
Dividends and interest on capital				16,435			14,986					31,421
Related parties		7		2,365	39,376	18	13,170	73				55,009

Non-current
Trade accounts receivable	2,452,856	1,156,906										3,609,762
Related parties
Loan agreements	14,115						91					14,206
Total assets	2,466,971	1,157,739		200,060	61,543	78,238	100,648	158,530		74,149	2,930,944	7,228,822

Liabilities
Current
Trade payables				889,112	14		476	20,820		769,751		1,680,173
Accounts payable to related parties
Advance to export			194,702		641,328							836,030
Other payables				184,948								184,948

Non-current
Trade Payables	1,164,207	6,992,921										8,157,128
Accounts payable to related parties
Advance to export			7,729,758		262,977							7,992,735
Payable notes	12,167											12,167
Total liabilities	1,176,374	6,992,921	7,924,460	1,074,060	904,319		476	20,820		769,751		18,863,181

	Three-month period ended March 31, 2017
	Associated companies, Jointly-controlled investment and associated companies							Related companies
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products		1,036,637		631,370	21,196	60,086	181,181	12,889		438,549		2,381,908
Purchases of raw materials, finished products
services and utilities		1,649,632		806,517			1,102	142,585		3,476,473		6,076,309
Financial income (expenses)	(22,935)	160,748	69,499	26	14,088	(2,887)	(2,289)	1,950		(20,224)		197,976
General and administrative expenses - Odeprev											5,242	5,242

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

	Balances at December 31, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies		EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and	FIM Sol e
Balance sheet	Inc.	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries	subsidiaries	FIM Júpiter	Total
Assets
Current
Cash and equivalents										2,668,701	2,668,701
Trade accounts receivable		189		2,223	24,212	97,060	95,583	5,634	32,152		257,053
Inventories									5,434		5,434
Dividends and interest on capital				16,435			14,986				31,421
Related parties		20		104,471	50,802	24	16,977	50			172,344

Non-current
Trade accounts receivable	2,523,072	112,330		88,615							2,724,017
Related parties
Loan agreements	14,378						94				14,472
Total assets	2,537,450	112,539		211,744	75,014	97,084	127,640	5,684	37,586	2,668,701	5,873,442

Liabilities
Current
Trade payables	25				15			34,682	886,775		921,497
Accounts payable to related parties
Advance to export			97,165		670,325						767,490
Other payables				189,106			13				189,119

Non-current
Trade Payables	1,527,820	6,351,905		918,038							8,797,763
Accounts payable to related parties
Advance to export			7,951,033		270,505						8,221,538
Payable notes	12,515										12,515
Total liabilities	1,540,360	6,351,905	8,048,198	1,107,144	940,845		13	34,682	886,775		18,909,922

	Three-month period ended March 31, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries	subsidiaries	Other	Total
Transactions
Sales of products	43,911	711,702		561,900	87,462	85,560	201,605	15,419	687,012		2,394,571
Purchases of raw materials, finished products
services and utilities	160,378	1,042,868		1,161,054			25,294	103,496	2,301,332		4,794,422
Financial income (expenses)	(180,369)	265,944	964,824		73,425	(19,190)	(6,146)	187	(50,061)		1,048,614
General and administrative expenses - Odeprev										4,715	4,715

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(c)             Agreements executed and/or renewed with related companies

In the period ended March 31, 2017, the following agreements were signed with related companies, except for those with subsidiaries of the Company:

(i)	In the first quarter of 2017, the sale of gasoil to Refinaria de Petróleo Riograndense S.A. (“RPR”) totaled R$26,077. The product is used as feedstock in the diesel production process.

(ii)	As from January 2017, Braskem will maintain monthly negotiations for the sale of gasoline to RPR. Sales in the quarter amounted to R$81,741.

(iii)	Since January 2017, Braskem has held agreements for the sale of gasoline to Petrobrás Distribuidora S.A., which are renewed monthly. Sales in the period amounted to R$218,309.

(iv)	In March 2017, the Company entered into an agreement with Usina Conquista do Pontal S.A. and Agro Energia Santa Luzia S.A., both as sellers, and with the guarantors Odebrecht Agroindustrial Participações S.A and Rio Claro Agroindustrial S.A., to ensure the supply of hydrous ethanol for producing Green Ethanol. The agreement granted a commercial discount and established flexibilities for acquisition. The agreement involves an advance in the amount of R$150 million, guaranteed by a Pledge Agreement secured by the sugarcane crop and its products and subproducts at a net market value that exceeds the amount of the advance. During the existence of an advance balance, the asset pledged shall remain duly insured by a prime insurer and with subrogation of insurance. The duration of this contract is up to April 30, 2018 and during the period the balance of the amount advanced shall be restated at market interest rates.

(d)             Key management personnel

	Consolidated
Income statement transactions	Mar/2017	Mar/2016
Remuneration
Short-term benefits	12,152	10,280
Post-employment benefit	108	76
Total	12,260	10,356

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

9                       Taxes recoverable

The information on taxes recoverable was presented in the 2016 annual financial statements of the Company, in Note 11.

	Consolidated		Parent Company
	Mar/2017	Dec/2016	Mar/2017	Dec/2016

Parent Company and subsidiaries in Brazil
IPI	31,827	38,909	29,626	37,859
Value-added tax on sales and services (ICMS) - normal operations	501,195	495,339	419,765	420,625
ICMS - credits from PP&E	122,153	125,145	115,909	118,984
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	31,048	32,823	23,442	28,386
PIS and COFINS - credits from PP&E	260,988	253,503	249,433	242,475
Income tax and social contribution (IR and CSL)	391,414	605,058	315,848	487,079
REINTEGRA program	99,934	53,129	96,710	51,414
Federal supervenience	159,003	155,533	154,955	151,798
Other	3,742	1,046	4,616	2,694

Foreign subsidiaries
Value-added tax	130,822	132,152
Income tax (IR)	10,830	19,103
Other	6,039	2,628
Total	1,748,995	1,914,368	1,410,304	1,541,314

Current assets	592,413	826,015	351,717	543,275
Non-current assets	1,156,582	1,088,353	1,058,587	998,039
Total	1,748,995	1,914,368	1,410,304	1,541,314

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

10             Investments

The information related to investments was presented in the Company’s 2016 annual financial statements, in Note 12.

(a)                   Information on investments

	Interest
	in total and voting	Adjusted net profit (loss)		Adjusted
	capital (%) - 31/03/2017	for the year		equity
	Direct and indirect	Mar/2017	Mar/2016	Mar/2017	Dec/2016
Subsidiaries
Braskem Alemanha	100.00	375,279	522,804	3,184,490	2,883,238
Braskem America	100.00	283,261	450,748	2,814,019	2,582,061
Braskem America Finance	100.00	119	93	(6,280)	(6,573)
Braskem Argentina	100.00	6,353	(85)	30,443	24,090
Braskem Austria	100.00	(38)	(136)	4,074	4,170
Braskem Chile	100.00	189	1,694	14,874	14,685
Braskem Holanda	100.00	1,080,998	516,541	2,631,232	1,320,056
Braskem Holanda Finance	100.00	(3)	(4)	(28)	(25)
Braskem Holanda Inc	100.00	460	(52)	2,555	2,150
Braskem Finance	100.00	4,983	26,340	(87,382)	(92,365)
Braskem Idesa	75.00	426,792	(111,349)	(3,157,636)	(4,071,517)
Braskem Idesa Serviços	75.00	7,666	631	66,152	9,241
Braskem Inc.	100.00	(21,343)	(13,111)	262,566	283,909
Braskem México	100.00	(9,560)	4,622	174,803	173,590
Braskem México Sofom	100.00	1,161	1,127	10,233	8,667
Braskem México Serviços	100.00	539	612	1,536	1,952
Braskem Petroquímica	100.00	32,375	152,276	2,114,276	2,081,901
Lantana	100.00	24	93	(851)	(874)

Jointly-controlled investment
RPR	33.20	29,435	4,788	207,121	175,896
Odebrecht Comercializadora de Energia S.A. ("OCE")	20.00	804	(82)	6,526	5,721

Associates
Borealis Brasil S.A. ("Borealis")	20.00	6,095	796	173,940	162,629

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(b)                    Changes in investments – Parent Company

	Subsidiaries and jointly-controlled investment
	Domestic subsidiaries	Foreign subsidiaries	Domestic associate	Total

Balance at December 31, 2016	2,191,179	1,908,823	32,527	4,132,529
Equity of investments
Effect of results	42,310	1,055,968	2,261	1,100,539
Adjustment of profit in inventories	4,209	66,069		70,278
Goodwill amortization	(7,318)			(7,318)
Equity valuation adjustments	594	509,818		510,412
Currency translation adjustments		(251,244)		(251,244)
Capital increase			511	511
Provision for loss			(511)	(511)
Balance at March 31, 2017	2,230,974	3,289,434	34,788	5,555,196

(c)                    Equity accounting results

		Parent company
	Mar/2017	Mar/2016

Equity in results of subsidiaries, associate and jointly-controlled	1,170,817	773,489
Amortization of fair value adjustment	(7,318)	(7,954)
Reversal to subsidiaries with short-term liabilities	5,381	26,339
	1,168,880	791,874

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(d)                    Impacts on consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which it holds non-controlling interest and the effects on the Company’s consolidated statements.

Balance sheet	Consolidated Braskem
	without the effect of Braskem Idesa consolidated			Braskem Idesa consolidated (i)			Eliminations		Consolidated
Assets	Mar/2017	Dec/2016		Mar/2017	Dec/2016		Mar/2017	Dec/2016	Mar/2017	Dec/2016

Curent
Cash and cash equivalents	6,434,872	6,500,265		182,289	201,600				6,617,161	6,701,865
Financial investments	1,011,223	1,190,483							1,011,223	1,190,483
Trade accounts receivable	1,961,110	1,455,893		342,217	247,465		(60,040)	(69,221)	2,243,287	1,634,137
Inventories	5,138,960	4,862,571		407,090	375,443				5,546,050	5,238,014
Taxes recoverable	515,393	710,982		77,020	115,033				592,413	826,015
Other receivables	259,918	278,865		10,949	27,169				270,867	306,034

	15,321,476	14,999,059		1,019,565	966,710		(60,040)	(69,221)	16,281,001	15,896,548

Non-current assets held for sale	375,217	359,704							375,217	359,704

	15,696,693	15,358,763		1,019,565	966,710		(60,040)	(69,221)	16,656,218	16,256,252

Non-current
Taxes recoverable	1,156,530	1,088,304		52	49				1,156,582	1,088,353
Deferred tax	134,100	189,613		1,048,097	1,463,502				1,182,197	1,653,115
Related parties	4,638,139	4,690,672				(ii)	(4,638,139)	(4,690,672)
Other receivables	651,259	648,511		30,850	29,823				682,109	678,334
Property, plant and equipment	18,539,531	18,814,175		11,747,448	11,171,400	(iii)	(680,315)	(648,865)	29,606,664	29,336,710
Intangible	2,629,261	2,667,708		151,694	141,379				2,780,955	2,809,087

	27,748,820	28,098,983		12,978,141	12,806,153		(5,318,454)	(5,339,537)	35,408,507	35,565,599

Total assets	43,445,513	43,457,746		13,997,706	13,772,863		(5,378,494)	(5,408,758)	52,064,725	51,821,851

Liabilities and shareholders' equity
Current
Trade payables	4,926,193	6,335,452		204,288	278,905		(60,040)	(69,221)	5,070,441	6,545,136
Borrowings	3,011,605	2,594,463							3,011,605	2,594,463
Braskem Idesa Borrowings	(1)			9,911,069	10,437,791				9,911,068	10,437,791
Payroll and related charges	361,140	540,405		15,070	22,050				376,210	562,455
Taxes payable	1,034,933	611,231		13,960	12,849				1,048,893	624,080
Other payables	1,934,046	2,053,031		90,952	125,955				2,024,998	2,178,986

	11,267,916	12,134,582		10,235,339	10,877,550		(60,040)	(69,221)	21,443,215	22,942,911

Non-current liabilities
held for sale	102,033	95,396							102,033	95,396

	11,369,949	12,229,978		10,235,339	10,877,550		(60,040)	(69,221)	21,545,248	23,038,307

Non-current
Loan agreements									19,635,082	20,736,604
Braskem Idesa Borrowings	19,635,082	20,736,604
Accounts payable to related parties				4,634,108	4,698,881	(ii)
Non-controlling loan in Braskem Idesa			(v)	1,597,072	1,620,519		(4,634,108)	(4,698,881)	1,597,072	1,620,519
Provision for losses on subsidiaries	2,368,227	3,053,637				(iv)	(2,368,227)	(3,053,637)
Other payables	4,748,848	4,698,937		4,477	6,774				4,753,325	4,705,711

	26,752,157	28,489,178		6,235,657	6,326,174		(7,002,335)	(7,752,518)	25,985,479	27,062,834

Shareholders' equity
Attributable to the Company's shareholders	5,323,407	2,738,590		(2,473,290)	(3,430,861)		2,473,290	3,430,861	5,323,407	2,738,590
Non-controlling interest
in Braskem Idesa							(789,409)	(1,017,880)	(789,409)	(1,017,880)

	5,323,407	2,738,590		(2,473,290)	(3,430,861)		1,683,881	2,412,981	4,533,998	1,720,710

Total liabilities and shareholders' equity	43,445,513	43,457,746		13,997,706	13,772,863		(5,378,494)	(5,408,758)	52,064,725	51,821,851

(i)         Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)       Loan from Braskem Holanda as part of shareholders’ contribution to Braskem Idesa’s project.

(iii)      Adjustment corresponding to the capitalization of a portion of financial charges of the loan mentioned above.

(iv)      Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v)       Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

Statement of operations
	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Mar/2017	Mar/2016	Mar/2017	Mar/2016	Mar/2017	Mar/2016	Mar/2017	Mar/2016
Continued operations								Restated
Net sales revenue	11,813,476	11,816,928	894,112	120,817	(107,860)	(23,150)	12,599,728	11,914,595
Cost of products sold	(8,539,834)	(8,507,267)	(482,875)	(118,253)	111,076	12,235	(8,911,633)	(8,613,285)

	3,273,642	3,309,661	411,237	2,564	3,216	(10,915)	3,688,095	3,301,310

Income (expenses)
Selling and distribution	(306,041)	(290,409)	(40,261)	(16,347)			(346,302)	(306,756)
General and administrative	(286,173)	(284,050)	(31,160)	(12,121)	6,770	10,915	(310,563)	(285,256)
Research and development	(33,662)	(42,594)					(33,662)	(42,594)
Results from equity investments	332,303	(81,825)			(320,094)	83,512	12,209	1,687
Other income (expenses), net	(112,548)	(136,265)	11,039	(1,358)			(101,509)	(137,623)

	2,867,521	2,474,518	350,855	(27,262)	(310,108)	83,512	2,908,268	2,530,768

Financial results
Financial expenses	(655,695)	(767,841)	(243,331)	(22,541)	63,517		(835,509)	(790,382)
Financial income	227,158	237,841	1,339	1,360	(63,517)	(73,707)	164,980	165,494
Exchange rate variations, net	(215,555)	(873,534)	514,172	(24,530)	(13,582)	37,668	285,035	(860,396)

	(644,092)	(1,403,534)	272,180	(45,711)	(13,582)	(36,039)	(385,494)	(1,485,284)

Profit (loss) before income tax
and social contribution	2,223,429	1,070,984	623,035	(72,973)	(323,690)	47,473	2,522,774	1,045,484

IR and CSL - current and deferred	(424,754)	(258,480)	(192,646)	(2,338)			(617,400)	(260,818)

Profit (loss) for the year of continued operations	1,798,675	812,504	430,389	(75,311)	(323,690)	47,473	1,905,374	784,666

Discontinued operations results
Profit (loss) from discontinued operations	13,499	16,303					13,499	16,303
IR and CSL - current and deferred	(4,623)	(5,415)					(4,623)	(5,415)
	8,876	10,888					8,876	10,888

Profit (loss) for the year	1,807,551	823,392	430,389	(75,311)	(323,690)	47,473	1,914,250	795,554

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Mar/2017	Mar/2016	Mar/2017	Mar/2016	Mar/2017	Mar/2016	Mar/2017	Mar/2016
								Restated
Profit (loss) before income tax and social contribution and for the result with discontinued operations	2,223,429	1,087,287	623,035	(72,973)	(323,690)	47,473	2,522,774	1,061,787

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	550,322	570,863	161,786	241	(9,986)		702,122	571,104
Results from equity investments	(332,303)	81,825			320,094	(83,512)	(12,209)	(1,687)
Interest and monetary and exchange variations, net	381,150	494,882	(179,801)	(166,215)	13,582	36,039	214,931	364,706
Provision for losses and write-offs of long-lived assets	8,957	19,583	239				9,196	19,583

	2,831,555	2,254,440	605,259	(238,947)			3,436,814	2,015,493

Changes in operating working capital
Held-for-trading financial investments	188,498	(278,826)					188,498	(278,826)
Trade accounts receivable	(500,176)	436,346	(94,752)	19,541	(9,181)	69,221	(604,109)	525,108
Inventories	(286,431)	263,634	(30,040)	13,984			(316,471)	277,618
Taxes recoverable	167,203	279,675	39,123	36,478			206,326	316,153
Prepaid expenses	26,890	(1,750)	1,077	10,019			27,967	8,269
Other receivables	(11,279)	(3,709)	15,130	(4,770)			3,851	(8,479)
Trade payables	(1,217,873)	(1,606,059)	(74,617)	(208,307)	9,181	(69,221)	(1,283,309)	(1,883,587)
Taxes payable	93,143	(289,836)	(67,455)	87,155			25,688	(202,681)
Advances from customers	(27,533)	(5,050)	(3,577)	(286)			(31,110)	(5,336)
Other payables	(542,607)	(48,571)	(30,018)	75,739			(572,625)	27,168

Cash from operations	721,390	1,000,294	360,130	(209,394)			1,081,520	790,900

Interest paid	(349,758)	(447,767)	(122,248)				(472,006)	(447,767)
Income tax and social contribution paid	(39,840)	(94,662)	(1,113)				(40,953)	(94,662)

Net cash generated by operating activities	331,792	457,865	236,769	(209,394)			568,561	248,471

Acquisitions to property, plant and equipment and intangible assets	(249,079)	(242,834)	(23,855)	(324,076)			(272,934)	(566,910)
Other investiments	(1,890)	97					(1,890)	97

Net cash used in investing activities	(250,969)	(242,737)	(23,855)	(324,076)			(274,824)	(566,813)

Short-term and long-term debt
Obtained	660,324	803,625					660,324	803,625
Payments	(886,221)	(968,354)					(886,221)	(968,354)
Braskem Idesa borrowings
Obtained				91,094				91,094
Payments			(198,180)	(80,391)			(198,180)	(80,391)
Related parties
Obtained loans (payment of loans )	20,637	(502,593)	(20,637)	502,593
Dividends paid	(31)	(4)					(31)	(4)

Net provided (used) in financing activities	(205,291)	(667,326)	(218,817)	513,296			(424,108)	(154,030)

Exchange variation on cash of foreign subsidiaries	59,075	224,649	(13,407)	13,624			45,668	238,273

Increase (decrease) in cash and cash equivalents	(65,393)	(227,549)	(19,310)	(6,550)			(84,703)	(234,099)

Represented by
Cash and cash equivalents at the beginning for the period	6,500,265	6,908,623	201,599	134,639			6,701,864	7,043,262
Cash and cash equivalents at the end for the period	6,434,872	6,681,074	182,289	128,089			6,617,161	6,809,163

Increase (decrease) in cash and cash equivalents	(65,393)	(227,549)	(19,310)	(6,550)			(84,703)	(234,099)

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

11                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2016 annual financial statements, in Note 13.

	Consolidated
			Mar/2017			Dec/2016
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	471,955		471,955	471,655		471,655
Buildings and improvements	5,763,777	(1,202,572)	4,561,205	5,530,714	(1,111,642)	4,419,072
Machinery, equipment and installations	37,416,158	(17,126,342)	20,289,816	36,804,409	(16,595,497)	20,208,912
Projects and stoppage in progress	3,570,964		3,570,964	3,495,965		3,495,965
Other	1,404,699	(691,975)	712,724	1,404,759	(663,653)	741,106
Total	48,627,553	(19,020,889)	29,606,664	47,707,502	(18,370,792)	29,336,710

Capitalized charges in the three-month period ended March 31, 2017 were R$35,620 (R$219,536 on March 31, 2016).

There were no significant events or circumstances in this period that indicate the need for impairment testing on the property, plant and equipment.

12                   Intangible assets

The information on intangible assets was presented in the 2016 annual financial statements of the Company, in Note 14.

	Consolidated
			Mar/2017	Dec/2016
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,848)	2,058,874	3,187,722	(1,128,848)	2,058,874
Trademarks and patents	348,301	(112,847)	235,454	339,512	(110,880)	228,632
Software and use rights	562,082	(372,224)	189,858	566,673	(364,336)	202,337
Contracts with customers and suppliers	759,342	(462,573)	296,769	772,888	(453,644)	319,244
Total	4,857,447	(2,076,492)	2,780,955	4,866,795	(2,057,708)	2,809,087

There were no significant events or circumstances in the first quarter that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in the end of 2016, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

13                   Borrowings

The information on borrowings was presented in the 2016 annual financial statements of the Company, in Note 15.

				Consolidated
	Annual financial charges (%)		Mar/2017	Dec/2016
Foreign currency
Bonds	US dollar exchange variation + interest between 5.38 and 7.38		13,653,541	14,216,539
Advances on exchange contracts	US dollar exchange variation + 3.90%		909,917	362,779
Export prepayment	Note 13 (a)		601,509	777,801
BNDES	US dollar exchange variation + interest between 6.71 and 6.90		168,548	201,147
Export credit notes	US dollar exchange variation + interest between 7.30 and 8.10		1,144,206	1,173,127
Working capital	US dollar exchange variation + 1.77% above Libor		1,397,482	1,644,487
Transactions costs			(191,377)	(199,570)
			17,683,826	18,176,310

Current liabilities			1,553,188	1,128,524
Non-current liabilities			16,130,638	17,047,786
Total			17,683,826	18,176,310

Local currency
Export credit notes	Interest between 7.50 and 8.00		383,049	381,632
Export credit notes	105,00 e 112,50 of CDI	(i)	1,735,172	1,717,262
BNDES	TJLP + interest between 0.00 and 4.78		1,383,635	1,527,765
BNDES	SELIC + interest between 2.32 and 2.78		584,878	602,648
BNDES	Interest between 3.50 and 7.00		264,868	288,486
BNB/ FINEP/ FUNDES	6.20		552,644	580,647
FINAME	TJLP + 1.90		1,767	1,850
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50		47,726	46,991
Other	CDI + 0.04		19,899	19,321
Transactions costs			(10,777)	(11,845)
			4,962,861	5,154,757

Current liabilities			1,458,417	1,465,938
Non-current liabilities			3,504,444	3,688,819
Total			4,962,861	5,154,757

Foreign currency and local currency
Current liabilities			3,011,605	2,594,462
Non-current liabilities			19,635,082	20,736,605
Total			22,646,687	23,331,067

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 15.2.1 (a.ii)).

	Parent company
	Mar/2017	Dec/2016
Foreign currency
Current liabilities	1,212,712	651,471
Non-current liabilities	2,521,469	2,774,213
	3,734,181	3,425,684
Local currency
Current liabilities	1,458,417	1,465,938
Non-current liabilities	3,504,444	3,688,819
	4,962,861	5,154,757

Foreign currency and local currency
Current liabilities	2,671,129	2,117,409
Non-current liabilities	6,025,913	6,463,032
Total	8,697,042	8,580,441

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(a)                  Export prepayments

	Initial amount
	of the transaction				Consolidated
Issue date	(US$ thousand)	Maturity	Charges (% per year)		Mar/2017	Dec/2016
January-2013	200,000	November-2022	US dollar exchange variation + semiannual Libor + 1.10		383,287	391,923
May-2016	50,000	May-2017	US dollar exchange variation + quarterly Libor + 3.25	(i)		163,564
December-2016	68,000	November-2019	US dollar exchange variation + quarterly Libor + 2.60		218,222	222,314
Total	318,000				601,509	777,801

(i) With early settlement in January 2017.

(b)                  Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

		Consolidated
	Mar/2017	Dec/2016

2018	1,902,211	2,379,757
2019	3,070,847	3,310,384
2020	2,395,031	2,442,493
2021	3,576,802	3,667,632
2022	1,698,910	1,745,936
2023	13,795	13,772
2024	2,393,084	2,461,086
2025	3,861	3,839
2026	1,413	1,391
2027 and thereafter	4,579,128	4,710,315
Total	19,635,082	20,736,605

(c)                  Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total debt	Total
Loans	Maturity	Mar/2017	guaranteed	Guarantees

BNB	December-2022	127,808	127,808	Mortgage of plants, pledge of machinery and equipment
BNB	August-2024	210,125	210,125	Bank surety
BNDES	January-2022	2,401,929	2,401,929	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	103,847	103,847	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July-2024	110,864	110,864	Bank surety
FINAME	February-2022	1,767	1,767	Pledge of equipment
Total		2,956,340	2,956,340

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

14                   Braskem Idesa borrowings

The information on Braskem Idesa borrowings was presented in the 2016 annual financial statements in Note 16.

	Initial value
	of operation					Consolidated
Identification	US$		Maturity	Charges (% per year)	Mar/2017	Dec/2016

Project finance		(i)
Project finance I	700,000		February-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,200,090	2,274,754
Project finance II	189,996		February-2027	Us dollar exchange variation + 6.17	633,943	663,856
Project finance III	600,000		February-2029	Us dollar exchange variation + 4.33	1,832,510	1,911,857
Project finance IV	680,004		February-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,026,302	2,111,234
Project finance V	400,000		February-2029	Us dollar exchange variation + quarterly Libor + 4.65	1,223,692	1,276,449
Project finance VI	89,994		February-2029	Us dollar exchange variation + quarterly Libor + 2.73	274,597	286,480
Project finance VII	533,095		February-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,630,841	1,701,229
Transactions costs					(106,472)	(104,157)
Total	3,193,089				9,715,503	10,121,702

Other borrowings
VAT borrowings		(ii)	November-2029	2.00% above TIIE (*)	-	13,500
Borrowings for working capital			August-2017	Us dollar exchange variation + quarterly Libor + 4.90	195,565	302,589
					195,565	316,089

					9,911,068	10,437,791

Current liabilities					9,911,068	10,437,791
Total					9,911,068	10,437,791

(*) TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

(i)    Financing without recourse or with recourse limited to shareholders.

(ii)   Financing obtained in Mexican peso and paid exclusively with IVA refund, settled in January 2017.

This Project finance includes restrictive contractual clauses (covenants), customary in contracts of this nature.

At the reporting date for the quarterly information as of March 31, 2017, these clauses were not being complied with part of this restrictive contractual clauses. In this sense, the entire balance of non-current liabilities, in the amount of R$9,014,823, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of the its creditors has requested said immediate repayment of obligations and Braskem Idesa has been settling this obligation in accordance with its original maturity schedule.

Additionally, Braskem Idesa has already entered into agreements with its creditors to obtain approvals for said contractual breach in order to return the entire amount reclassified from current liabilities to non-current liabilities.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

The payment schedule below shows the original long-term maturities, excluding the reclassification to current liabilities arising from the breach of contractual covenants mentioned previously.

	Mar/2017	Dec/2016

2018	520,077	709,793
2019	713,094	736,885
2020	836,613	864,149
2021	955,798	986,914
2022	796,270	822,235
2023	1,054,265	1,088,155
2024	1,140,608	1,177,017
2025	1,140,150	1,176,346
2026	1,003,848	1,035,586
2027 and thereafter	854,100	894,606
Total	9,014,823	9,491,686

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

15                   Financial instruments

The information related to financial instruments was presented in the 2016 financial statements of the Company, in Note 17.

15.1.           Non-derivative financial instruments and leniency agreement (Note 19.3) – consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Mar/2017	Dec/2016	Mar/2017	Dec/2016

Cash and cash equivalents	4
Cash and banks				2,055,074	2,178,611	2,055,074	2,178,611
Financial investments in Brazil		Loans and receivables		2,824,040	2,914,685	2,824,040	2,914,685
Financial investments abroad		Held-for-trading	Level 2	1,738,047	1,608,568	1,738,047	1,608,568
				6,617,161	6,701,864	6,617,161	6,701,864

Financial investments	5
Letras Financeiras do Tesouro - LFT		Held-for-trading	Level 2	588,614	755,712	588,614	755,712
Time deposit investments		Loans and receivables	Level 2	421,957	434,015	421,957	434,015
Other		Held-to-maturity	Level 2	652	756	652	756
				1,011,223	1,190,483	1,011,223	1,190,483

Trade accounts receivable	6			2,308,219	1,704,373	2,308,219	1,704,373

Trade payables				5,299,930	6,746,822	5,299,930	6,746,822

Borrowings	13
Foreign currency - Bond			Level 1	13,653,541	14,216,539	14,410,690	12,509,981
Foreign currency - other borrowings				4,221,662	4,159,341	4,221,662	4,159,341
Local currency				4,973,638	5,166,602	4,973,638	5,166,602
				22,848,841	23,542,482	23,605,990	21,835,924

Braskem Idesa borrowings	14			10,017,540	10,541,948	10,017,540	10,541,948

Loan ton non-controlling shareholder of Braskem Idesa				1,597,072	1,620,519	1,597,072	1,620,519

Leniency agreement	19.3			2,567,995	2,853,230	2,567,995	2,853,230

Other payables (BNDESPAR)				181,030	176,846	181,030	176,846

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

15.2.          Derivative financial instruments designated and not designated for hedge accounting

15.2.1   Changes

						Net			Net
			Operation characteristics			(Asset)/			(Asset)/
		Fair value	Principal exposure		Accumulated	Liability	Change in	Financial	Liability
Identification	Note	hierarchy		Derivatives	OCI (equity)	Dec/2016	fair value	settlement	Mar/2017

Hedge accounting transactions
Dollar put option	15.2.1 (a.i)	Level 2	Real	Dollar		(4,184)	1,745	(2,153)	(4,592)
Exchange swap	15.2.1 (a.ii)	Level 2	CDI	Dollar + Interests	485,683	857,099	(55,677)	6,634	808,056
Interest rate swaps		Level 2	Libor	Fixed rates	313,441	(266)	(126)	(8,851)	(9,243)
					799,124	852,649	(54,058)	(4,370)	794,221

Derivatives operations
Current assets						(8,387)			(4,592)
Non-current assets						(29,308)			(30,321)
Current liabilities						29,042			30,130
Non-current liabilities						861,302			799,004
						852,649			794,221

(a)       Operations designated for hedge accounting

(a.i)     U.S. dollar put option

            In September 2016, Braskem launched a recurring currency hedge program to mitigate the exposure of its cash flows to liabilities denominated in Brazilian real and not pegged to the U.S. dollar (electricity, payroll, etc.).

As of March 31, 2017, Braskem held a total notional value of put options of R$602,000 (US$190,001), with a maximum term of 9 months and average strike price of 3.05 R$/US$.

Such operations were designed for the hedge accounting of cash flows as from January 1, 2017, and seek to hedge future dollar-denominated revenues with maturities in months coinciding with the maturity of the derivatives.

(a.ii)    Swaps related to export credit notes (NCE)

Identification			Maturity
		Hedge		Fair value
	Nominal value	Financial charges for year		Mar/2017	Dec/2016
Swap NCE I to III	400,000	Exchange variation + 6,15%	August-2019	413,639	438,201
Swap NCE IV to VII	450,000	Exchange variation + 4,93% to 7,90%	April-2019	394,417	418,898
Total	850,000			808,056	857,099

Derivatives operations
Current assets					(4,203)
Current liabilities				9,052	-
Non-Current liabilities				799,004	861,302
Total				808,056	857,099

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

15.3.             Non-derivative liabilities designated for export hedge accounting

(a.i)        Future exports in U.S. dollars

On March 31, 2017, exports that were designated and not yet realized are shown below:

Total nominal value
US$

2017	628,408
2018	787,893
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,854
5,716,507

The following table shows the changes in financial instruments designated for this hedge in the period:

				US$
		Sales in	Hedge
	Dec/2016	the year	discontinued	Mar/2017

Designated balance	5,917,784	(201.277)	(628.408)	5,088,099

On March 31, 2017, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2017	1,121,866
2018	729,159
2019	449,736
2020	570,782
2021	1,017,703
2022	510,000
2024	688,854
5,088,099

Considering the strong cash generation in recent quarters, the Management of the Company believed it was appropriate to advance the payment of dollar-denominated obligations, including liabilities designated for this hedge. As a result of the decision, the amount of US$628,408 was discontinued prospectively. Exchange variation on the discontinued amount, of R$773,589, which is recorded under Shareholders' Equity as “Other comprehensive income” will be taken to net financial income (expenses) as of April 2017, as the hedged exports are realized.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

Hedge descontinued - First quarter 2017	208.135	2.0017	3.2015	249,720
Hedge descontinued - Second quarter 2017	207.273	2.0017	3.3302	275,362
Hedge descontinued - Third quarter 2017	213.000	2.0017	3.1684	248,507
				773,589

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for this hedge for the three-month period ended March 31, 2017:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	MXN/US$	MXN/US$	value

First quarter	201.277	2.0017	3.2400	249,240
				249,240

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2016	(7,439,927)	2,529,575	(4,910,352)

Exchange variation recorded in the period on OCI / IR and CSL	480,810	(163,475)	317,335

Exchange variation transferred to profit or loss / IR and CSL	249,240	(84,742)	164,498

At March 31, 2017	(6,709,877)	2,281,358	(4,428,519)

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(a.ii)       Liabilities related to the Project Finance of future sales in U.S. dollar

On March 31, 2017, sales designated and not yet realized are as follows:

Nominal value
US$

2017	154.079
2018	221.790
2019	229.270
2020	266.690
2021	303.392
2022	253.204
2023	333.093
2024	359.559
2025	357.903
2026	309.240
2027	152.103
2028	124.654
2029	31.164
3,096,141

            The following table shows the changes in financial instruments designated for these hedge operations in the period:

				US$
		Sales in	Hedge
	Dec/2016	the year	discontinued	Mar/2017

Designated balance	3,125,315	(29.174)	(12.091)	3,084,050

On March 31, 2017, the maturities of financial liabilities designated were distributed as follows:

Nominal value
US$

2017	153.804
2018	221.390
2019	228.850
2020	266.187
2021	302.816
2022	252.723
2023	332.458
2024	358.873
2025	357.221
2026	308.650
2027	150.419
2028	124.347
2029	26.312
3,084,050

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

The following table provides the balance of exchange variation of the discontinued amount, net of realization already occurred, on March 31, 2017, which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) according to the schedule of future hedged sales:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge descontinued	12.091	13.4541	17.9915	54,860	9,233
				54,860	9,233

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge over the course of the three-month period ended March 31, 2017:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

First quarter	29.174	13.6650	20.0870	187,361	30,918
				187,361	30,918

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2016	(4,182,052)	1,255,350	(2,926,702)

Exchange variation recorded in the period on OCI / IR	907,532	(272,260)	635,272

Exchange variation transferred to profit or loss / IR	30,918	(9,275)	21,643

At March 31, 2017	(3,243,602)	973,815	(2,269,787)

15.4.           Credit quality of financial assets

(a)                  Trade accounts receivable

On March 31, 2017, the credit ratings for the domestic market were as follows:

				(%)
			Mar/2017	Dec/2016
1	Minimum risk		9.27	8.92
2	Low risk		44.47	39.98
3	Moderate risk		28.38	30.51
4	High risk		13.81	16.48
5	Very high risk	(i)	4.07	4.11

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators

	Last 12 months
	Domestic	Export
	Market	Market
March 31, 2017	0.19%	0.05%
December 31, 2016	0.18%	0.04%
March 31, 2016	0.48%	0.11%

(b)                  Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings within the limits established in its financial policy approved by the Board of Directors.

		Mar/2017	Dec/2016
Financial assets with risk assessment
AAA		3,672,400	3,871,105
AA+		154,053	241,359
AA		58,352	5,370
AA-		332,381	654,232
A+		2,302,762	2,426,078
A		584,861	364,198
A-		387,631	209,175
BBB+		131,246	116,987
		7,623,686	7,888,504

Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	4,698	3,843
		4,698	3,843

Total		7,628,384	7,892,347

(i)         Investments approved by the Management of the Company, as permitted by the financial policy.

15.5.           Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(a)                 Selection of risks

On March 31, 2017, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, not reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from March 31, 2017, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$26,570 for the NCE exchange rate swap (Note 15.2.1(a.ii)) and at US$616.9 for the swap of Libor related to Braskem Idesa’s project.

(c)                Selection of scenarios

(c.1)      Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of March 31, 2017. According to the Market Readout, at the end of 2017, the U.S. dollar will appreciate by 4.1% against the Brazilian real, compared to the closing PTAX rate at March 31, 2017, while the Selic rate will be 8.5% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is an increase of 0.50% from the current rate of 7.5%, in line with the size of the government’s most recent decisions to increase or decrease the rate. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(c.2)       Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

	Gain (losses)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	(559,594)	(3,368,195)	(6,736,390)
BNDES	(7,001)	(42,137)	(84,274)
Working capital / structured operations	(105,569)	(635,422)	(1,270,844)
Export prepayments	(24,543)	(147,723)	(295,447)
Braskem Idesa borrowings	(411,658)	(2,477,767)	(4,955,534)
Exchange rate contracts	(37,794)	(227,479)	(454,959)
Swaps	(69,892)	(420,681)	(771,469)
Dollar put option	(2,446)	(4,547)	(4,592)
Financial investments abroad	140,104	843,288	1,686,576

Selic interest rate
BNDES	76,699	(69,029)	(144,192)

Libor floating interest rate
Working capital / structured operations	(725)	(3,626)	(7,253)
Export prepayments	(2,574)	(12,872)	(25,744)
Swaps	2,060	10,233	20,300

CDI interest rate
Swaps NCE	75,610	(64,811)	(132,423)
Swaps NCA	134,149	(122,943)	(258,939)
Financial investments in local currency	(102,159)	82,906	165,358

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	8.0%	8.5%	9.0%

TJLP interest rate
BNDES	31,006	(31,569)	(63,708)
Other government agents	40	(41)	(83)

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

16                   Taxes payable

The information related to taxes payable was presented in the Company’s 2016 annual financial statements, in Note 18.

	Consolidated		Parent company
	Mar/2017	Dec/2016	Mar/2017	Dec/2016
		Restated		Restated
Brazil
IPI	70,796	59,323	67,247	57,191
IR and CSL	330,167	222,680	249,487	119,573
ICMS	287,406	182,034	279,828	173,915
PIS and COFINS	108,363	59,105	107,592	58,252
Other	47,105	62,743	31,703	38,987

Other countries
IR	173,299	46,670
Value-added tax	63,128	15,622
Total	1,080,264	648,177	735,857	447,918

Current liabilities	1,048,893	624,080	704,909	424,088
Non-current liabilities	31,371	24,097	30,948	23,830
Total	1,080,264	648,177	735,857	447,918

17                   Income tax (“IR”) and social contribution (“CSLL”)

The information related to income tax and social contribution was presented in the Company’s 2016 annual financial statements, in Note 20.

(a)                  Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company
	Mar/2017	Mar/2016	Mar/2017	Mar/2016
		Restated		Restated
Income (loss) before IR and CSL and after discontinued operations	2,522,774	1,045,484	2,030,487	723,356

IR and CSL at the rate of 34%	(857,743)	(355,465)	(690,366)	(245,941)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	4,151	574	397,419	269,237
Tax benefits (Sudene and PAT)	44,225		44,225
Difference of rate applicable to each country	123,024	66,194
Other permanent adjustments	68,943	27,879	16,911	63,633

Effect of IR and CSL on results of operations	(617,400)	(260,818)	(231,811)	86,929

Breakdown of IR and CSL:

Current IR and CSL	(331,517)	(331,825)	(161,139)
Deferred IR and CSL	(285,883)	71,007	(70,672)	86,929
Total	(617,400)	(260,818)	(231,811)	86,929

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(b)                  Composition of the deferred income tax and social contribution

(b.i)       According to tax calculation

	Consolidado		Controladora
Assets	Mar/2017	Dec/2016	Mar/2017	Dec/2016

Tax losses (IR) and negative base (CSL)	1,940,446	2,420,376	127,430	215,413
Goodwill amortized	4,447	4,624	4,447	4,623
Exchange variations	297,028	464,947	289,389	456,816
Temporary adjustments	611,341	717,868	1,271,267	1,337,849
Business combination	191,707	191,250	91,601	91,602
	3,044,969	3,799,065	1,784,134	2,106,303

Liabilities

Amortization of goodwill based on future profitability	775,468	767,277	688,301	680,111
Tax depreciation	895,855	867,922	818,984	792,869
Temporary adjustments	317,339	316,990	11,247	11,701
Business combination	194,879	198,381	74,056	76,959
Additional indexation PP&E	114,694	118,202	114,694	96,700
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	257,412	263,808	257,412	266,004
Other	115,953	123,893	114,553	139,500
	2,671,600	2,656,473	2,079,247	2,063,844

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(b.ii)      Net balance of deferred income and social contribution tax assets and liabilities (consolidated)

	Mar/2017
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance

Assets
Braskem S.A	Brazil	1,784,134	(1,784,134)
Braskem Argentina	Argentina	5,645		5,645
Braskem Alemanha	Germany	20,309		20,309
Braskem Chile	Chile	80	(80)
Braskem Idesa	Mexico	1,048,097		1,048,097
Braskem México Serviços	Mexico	6,210		6,210
Braskem Petroquímica	Brazil	78,558	(78,558)
Braskem Petroquímica - business combination effects	Brazil	101,936		101,936
		3,044,969	(1,862,772)	1,182,197
Liabilities
Braskem S.A	Brazil	2,079,247	(1,784,134)	295,113
Braskem America	USA	306,092		306,092
Braskem Chile	Chile	1,387	(80)	1,307
Braskem Petroquímica	Brazil	164,050	(78,558)	85,492
Braskem Petroquímica - business combination effects	Brazil	120,824		120,824
		2,671,600	(1,862,772)	808,828

	Dec/2016
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance
				Revised
Assets
Braskem S.A	Brazil	2,106,303	(2,063,844)	42,459
Braskem Argentina	Argentina	6,745		6,745
Braskem Alemanha	Germany	36,932		36,932
Braskem Chile	Chile	135	(135)
Braskem Idesa	Mexico	1,463,502		1,463,502
Braskem México Serviços	Mexico	1,994		1,994
Braskem Petroquímica	Brazil	81,971	(81,971)
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	101,483		101,483
		3,799,065	(2,145,950)	1,653,115

Liabilities
Braskem S.A	Brazil	2,063,844	(2,063,844)
Braskem America	USA	305,289		305,289
Braskem Chile	Chile	1,404	(135)	1,269
Braskem Petroquímica	Chile	162,241	(81,971)	80,270
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	123,695		123,695
		2,656,473	(2,145,950)	510,523

(c)                  Realization of deferred income tax and social contribution

In the three-month period ended March 31, 2017, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

18                   Sundry provisions

The information on sundry provisions was presented in the 2016 annual financial statements of the Company, in Note 22.

	Consolidated		Parent company
	Mar/2017	Dec/2016	Mar/2017	Dec/2016
Provision for customers rebates	23,639	41,475	11,740	24,167
Provision for recovery of environmental damages	242,386	254,040	218,014	228,618
Other	23,509	23,621	4,238	3,798
Total	289,534	319,136	233,992	256,583

Current liabilities	83,441	112,891	64,053	87,084
Non-current liabilities	206,093	206,245	169,939	169,499
Total	289,534	319,136	233,992	256,583

19                   Contingencies

19.1             Claims with probable loss and arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2016 annual financial statements, in Note 23.1.

	Consolidated		Parent company
	Mar/2017	Dec/2016	Mar/2017	Dec/2016
Labor claims	199,146	207,827	189,657	197,452

Tax claims
Normal operations
IR and CSL	13,866	11,462	11,632	11,462
PIS and COFINS	208,253	204,516	208,066	204,333
ICMS	42,570	39,604	42,570	39,604
Other tax claims	16,889	19,586	16,888	17,382
	281,578	275,168	279,156	272,781

Business Combination
IR and CSL	46,997	45,656	-	-
PIS and COFINS	52,604	51,052	52,604	51,052
ICMS - interstate purchases	229,929	223,071	229,929	223,071
ICMS - other	16,877	16,379	16,877	16,379
	346,407	336,158	299,410	290,502

Corporate claims	109,390	105,175	109,390	105,175

Civil claims and other	65,195	60,909	65,195	60,909

	1,001,716	985,237	942,808	926,819

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

19.2             Claims with possible losses

The amount of the lawsuits and a description of the main claims with possible losses are presented in the 2016 financial statements, in Note 23.2.

(a)         Civil

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. On March 31, 2017, the damages claimed in the lawsuit amounted to R$118 million.

Based on the opinion of external legal counsel accompanying the case, the Management believes that the lawsuit has a possible risk of loss within an eight-year period.

No judicial deposit or other form of security was made for these suits.

(b)         Tax

              In March 2017, the Company received a tax deficiency notice claiming that the methodology used to offset tax losses and tax loss carryforwards at Rio Polímeros failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Income Tax and Social Contribution liabilities in its merger into Braskem Qpar S/A, in August 2013. On March 31, 2017, the restated value of the taxes recorded amounted to R$238 million.

The Company’s external legal advisors estimate that the administrative proceedings should be concluded by 2020.

Considering that the requirement to pay the tax liability has been suspended, currently no administrative, escrow or other type of guarantee deposit has been made for this proceeding.

19.3             Reports of irregularities and global settlement with authorities

Complete information on the reports of irregularities and on the global settlement with authorities was presented in Note 23.3 to the Company’s annual financial statements for 2016.

(a)         Global Settlement with authorities

The Leniency Agreement (“Agreement”) with the Federal Prosecution Office (“MPF”) and with U.S. and Swiss authorities (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion), were definitively ratifying in the following manner:

1.	In Brazil, the Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016 and on June 6, 2017 by the Judge of the 13th Federal Court of Curitiba.

2.	The U.S. Department of Justice (“DoJ”) confirmed the judgment on January 26, 2017.

3.	The U.S. Securities and Exchange Commission (“SEC”) confirmed the agreement on February 28, 2017.

4.	The agreement with Swiss authorities did not require ratification to produce effect.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

Of the total amount of the Global Agreement, the Company has already paid approximately R$1.3 billion in the following manner:

1.      US$94,894 (R$296,591) to DoJ on February 8, 2017;

2.      US$65,000 (R$206,460) to SEC on April 27, 2017;

3.      CHF30,240 (R$104,307) to the Office of the Attorney General of Switzerland on June 27, 2017;

4.      R$736,445 to MPF on July 6, 2017.

The outstanding amount of approximately R$1.7 billion will be paid in the following manner:

1.     CHF64,260 to the Office of the Attorney General of Switzerland in four annual and successive installments of CHF16,065 due on June 30 of each year as from 2018;

2.  R$1.5 billion to MPF in six annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year as from 2018. To guarantee payment of the installments coming due, Braskem offered fixed assets in an amount corresponding to one annual installment.

(b)         Reimbursement for damages and other considerations

A significant portion of the total amount of R$2.2 billion to be paid to MPF will be made available for use in reimbursing third parties for any damages caused by the wrongdoings.

Under the Agreement, the MPF undertook to coordinate actions with other authorities or government agencies with which Braskem comes to negotiate for entering into agreements involving the facts uncovered in connection with the Agreement, the public prosecution offices of states and cities in Brazil, state-owned companies and state-controlled companies for entering into similar agreements with such organizations, including for the purpose of preventing duplicate restitution with regard to the amount paid under the Agreement.

The Agreement does not prevent any third party from filing proceedings to seek reimbursement for any damages caused by Braskem, which could result in payments other than those provided for in the Agreement. Therefore, the Company cannot guarantee that the total amount available for reimbursement will be sufficient to fully reimburse any third parties affected by the wrongdoings, which means that the Company may be subject to the payment of damages or financial penalties other than those provided for in the Global Settlement.

With the exception of the amount mentioned above, as well as of the other non-monetary obligations imposed on the Company under the Global Settlement, it may have a material adverse effect on our business, reputation, financial condition, financial instruments and operational results, as well as on the liquidity and price of the securities of Braskem. Furthermore, the negative publicity resulting from the Global Settlement, could have a material adverse impact on our businesses, including reducing the demand for our products, our financial instruments and other effects that currently cannot be estimated or measured. In addition, other authorities with jurisdiction over our company may seek to impose additional monetary sanctions or fines or commence new investigations against us. Finally, as a result of the Global Settlement, the Company may be barred from entering into certain agreements with government authorities and may be subject to increased operating costs in connection with its obligations to improve its governance and anti-corruption practices, including the cost of the external monitorship.

It is not possible to predict the impacts on Braskem of others investigations or of any decision or action taken by authorities involving its largest shareholders, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(c)          Control deficiencies and Compliance Program

Based upon the investigative process and the confirmation of illicit acts, the Company identified material deficiencies within its internal controls.

A broad Compliance Program was launched in 2016 to strengthen its governance to significantly reduce the likelihood of other deviations of the same nature occur again.

A series of actions have been implemented and reported periodically.

In the period ended March 31, 2017, several Compliance initiatives were completed, including:

(i)	Increase in the number of Compliance staff members for the Internal Control, Risk Management, Compliance and Internal Audit areas, with emphasis on hiring Compliance Officers for the United States and Mexico;
(ii)	Appointment and hiring of independent monitors with the DoJ and MPF;
(iii)	Approval of the following documentation: Internal Audit Directive, Corporate Credit Card Directive and Research Protocols for Ethics Line;
(iv)	Continuation of the training program, focusing on the Compliance System, applicable laws and awareness;
(v)	Definition of the corporate goal related to Compliance applicable to all company leaders;
(vi)	Approval of the Multi-Year Global Compliance Communication plan;
(vii)	Elaboration of the Procedure for Relations with Public Agents, regulating interactions with politicians and executives of public companies;
(viii)	Formal and effective participation in working groups: UN Anti-Corruption and ETHOS Integrity;
(ix)	Improvement in the processes of supplier´s registration and homologation with implementation of risk assessment and third-party integrity.

(d)          Class actions

On July 1, 2015, a putative class action lawsuit was filed against the Company and its certain of its current and former officers in the United States District Court for the Southern District of New York.  In the operative complaint, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company's stock in violation of U.S. securities laws. The Company has engaged a U.S. law firm to represent it and filed motion to dismiss on July 6, 2016.

On March 31, 2017, the judge rendered a decision on the motion to dismiss granting it in part and denying it in part. With respect to the remaining claims, the class action is now in the discovery stage.

The Company cannot foresee the outcome of this process. The Company may be named as a defendant in other legal actions. Furthermore, the Company may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in the securities class action and any other related actions that may arise in the future. The litigation has required significant time and dedication of the Management of the Company and is expected to continue to require such time and attention in the future.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

20                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2016 annual financial statements, in Note 26.

(a)                  Capital

		Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			47,520,324	13.77			47,520,324	5.96
Other		12,907,077	2.86	141,311,303	40.96	578,330	100.00	154,796,710	19.42
Total		451,668,652	100.00	343,775,864	99.64	578,330	100.00	796,022,846	99.85
Treasury shares	(ii)			1,234,758	0.36			1,234,758	0.15
Total		451,668,652	100.00	345,010,622	100.00	578,330	100.00	797,257,604	100.00

(i)                  American Depositary Receipts traded on the New York Stock Exchange (USA);

(ii)                 Includes 1,154,758 shares held by Braskem Petroquímica considered as “treasury shares” in the consolidated shareholders’ equity, in the amount of R$48,892.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

(b)                    Other comprehensive income - shareholders' equity

										Consolidated
	Attributed to shareholders' interest
			Defined			Foreign
	Additional	Deemed	benefit	Foreign		currency	Gain (loss)	Total
	indexation of	cost of	plans actuarial	sales	Fair value	translation	on interest	Braskem	Non-controlling
	PP&E	PP&E	Gain (loss)	hedge	of hedge	adjustment	in subsidiary	shareholders'	interest in
	(i)	(i)	(ii)	(iii)	(iii)	(iv)	(v)	interest	Braskem Idesa	Total

On December 31, 2015	217,595	17,309	(39,232)	(9,666,973)	(685,396)	1,105,391	(9,404)	(9,060,710)	(476,708)	(9,537,418)

Additional indexation
Realization	(10,317)							(10,317)		(10,317)
Income tax and social contribution	3,508							3,508		3,508

Deemed cost of jointly-controlled investment
Realization		(365)						(365)		(365)
Income tax and social contribution		124						124		124

Foreign sales hedge
Exchange rate				2,085,737				2,085,737	(44,931)	2,040,806
Transfer to result				421,800				421,800		421,800
Income tax and social contribution				(857,954)				(857,954)	13,479	(844,475)

Fair value of Cash flow hedge
Change in fair value					53,931			53,931	(27,812)	26,119
Transfer to result					1,904			1,904	(105)	1,799
Income tax and social contribution					(22,334)			(22,334)	8,375	(13,959)

Fair value of cash flow hedge from jointly-controlled					(10,004)			(10,004)		(10,004)

Foreign currency translation adjustment						(135,991)		(135,991)	71,359	(64,632)

On March 31, 2016	210,786	17,068	(39,232)	(8,017,390)	(661,899)	969,400	(9,404)	(7,530,671)	(456,343)	(7,987,014)

On December 31, 2016	190,359	16,344	(43,351)	(7,105,377)	(539,518)	1,169,088	(9,404)	(6,321,859)	(548,601)	(6,870,460)

Additional indexation
Realization	(10,317)							(10,317)		(10,317)
Income tax and social contribution	3,508							3,508		3,508

Deemed cost of jointly-controlled investment
Realization		(365)						(365)		(365)
Income tax and social contribution		124						124		124

Foreign sales hedge
Exchange rate				1,161,459				1,161,459	226,883	1,388,342
Transfer to result				272,428				272,428	7,730	280,158
Income tax and social contribution				(459,368)				(459,368)	(70,384)	(529,752)

Fair value of Cash flow hedge
Change in fair value					55,007			55,007	1,989	56,996
Transfer to result					24,412			24,412	6,170	30,582
Income tax and social contribution					(26,023)			(26,023)	(2,448)	(28,471)

Fair value of cash flow hedge from jointly-controlled					594			594		594

Foreign currency translation adjustment						(251,244)		(251,244)	(48,167)	(299,411)

On March 31, 2017	183,550	16,103	(43,351)	(6,130,858)	(485,528)	917,844	(9,404)	(5,551,644)	(426,828)	(5,978,472)

(i)	Transfer to retained earnings as the asset is depreciated or written-off.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Transfer to the income statement when write-off of subsidiary abroad.
(v)	Transfer to the income statement when divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

21                   Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Basic and diluted
	Mar/2017	Mar/2016
		Restated
Profit for the year attributed to Company's shareholders
of continued operations	1,798,676	810,285

Distribution of dividends attributable to priority:
Preferred shares class "A"	208,416	208,409
Preferred shares class "B"	351	360
	208,767	208,769

Distribution of 6% of unit value of common shares	273,827	273,824

Distribution of plus income, by class:
Common shares	747,297	186,072
Preferred shares class "A"	568,785	141,620
	1,316,082	327,692

Reconciliation of income available for distribution, by class (numerator):
Common shares	1,021,124	459,896
Preferred shares class "A"	777,201	350,029
Preferred shares class "B"	351	360
	1,798,676	810,285

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,775,864	343,768,220
Preferred shares class "B"	578,330	593,618
	796,022,846	796,030,490

Profit (loss) per share (in R$)
Common shares	2.2608	1.0182
Preferred shares class "A"	2.2608	1.0182
Preferred shares class "B"	0.6069	0.6065

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

22                   Net sales revenues

	Consolidated		Parent company
	Mar/2017	Mar/2016	Mar/2017	Mar/2016
Sales revenue		Restated		Restated
Domestic market	8,489,926	8,122,507	8,955,667	8,470,511
Foreign market	6,264,476	5,709,840	2,435,778	2,475,828
	14,754,402	13,832,347	11,391,445	10,946,339
Sales and services deductions
Taxes
Domestic market	(2,085,738)	(1,787,039)	(2,154,644)	(1,840,437)
Foreign market	(7,321)	(6,601)
Costumers rebates
Domestic market	(3,267)	(10,048)	(2,629)	(10,048)
Foreign market	(10,848)	(11,979)	329	(434)
Sales returns
Domestic market	(25,449)	(87,271)	(25,041)	(66,866)
Foreign market	(22,051)	(14,814)	(1,944)	(7,903)
	(2,154,674)	(1,917,752)	(2,183,929)	(1,925,688)

Net sales and services revenue	12,599,728	11,914,595	9,207,516	9,020,651

23                   Other net income (expenses)

			Consolidated
		Mar/2017	Mar/2016
			Restated
Participation of members in profits and results	(i)	(86,369)	(83,437)
Expense and depreciation with hibernate plants		(30,196)	(20,597)
Expenses from fixed assets		(8,630)	(23,988)
Allowance for judicial and labor claims		2,764	(11,441)
Other		20,922	1,840
		(101,509)	(137,623)

(i)         In the first quarter of 2016, the amounts related to this item were reclassified from “costs of goods sold” (R$38,494), “selling and distribution expenses” (R$1,504) and “general and administrative expenses” (R$43,439) (Note 2.5(a)).

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

24                   Financial results

	Consolidated		Parent company
	Mar/2017	Mar/2016	Mar/2017	Mar/2016
Financial income		Restated		Restated
Interest income	146,556	152,060	135,509	131,655
Other	18,424	13,434	15,583	12,408
	164,980	165,494	151,092	144,063

Financial expenses
Interest expenses	(573,993)	(534,713)	(391,442)	(533,716)
Monetary variations on fiscal debts	(37,544)	(27,486)	(36,651)	(25,867)
Discounts granted	(33,875)	(20,844)	(30,201)	(15,866)
Loans transaction costs - amortization	(12,491)	(15,100)	(1,173)	(1,299)
Adjustment to present value - appropriation	(92,963)	(138,159)	(68,928)	(131,434)
Other	(84,643)	(54,080)	(31,017)	(29,125)
	(835,509)	(790,382)	(559,412)	(737,307)

Exchange rate variations, net
On financial assets	(179,983)	(429,956)	(79,467)	(818,713)
On financial liabilities	465,018	(430,440)	(133,808)	(2,922)
	285,035	(860,396)	(213,275)	(821,635)

Total	(385,494)	(1,485,284)	(621,595)	(1,414,879)

25                   Expenses by nature and function

	Consolidated		Parent company
	Mar/2017	Mar/2016	Mar/2017	Mar/2016

Classification by nature:
Raw materials other inputs	(7,219,540)	(7,014,876)	(5,962,057)	(5,871,950)
Personnel expenses	(545,269)	(567,574)	(430,000)	(432,839)
Outsourced services	(487,329)	(456,096)	(338,500)	(326,826)
Depreciation, amortization and depletion	(702,122)	(569,771)	(467,835)	(490,773)
Freights	(490,096)	(498,644)	(325,403)	(360,731)
Other income (expenses), net	(259,313)	(278,553)	(200,519)	(191,171)
Total	(9,703,669)	(9,385,514)	(7,724,314)	(7,674,290)

Classification by function:
Cost of products sold	(8,911,633)	(8,613,285)	(7,183,595)	(7,148,985)
Selling and distribution	(346,302)	(306,756)	(224,492)	(222,625)
General and administrative	(310,563)	(285,256)	(199,802)	(169,918)
Research and development	(33,662)	(42,594)	(23,291)	(23,065)
Other income (expenses), net	(101,509)	(137,623)	(93,134)	(109,697)
Total	(9,703,669)	(9,385,514)	(7,724,314)	(7,674,290)

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

26                   Segment information

The information by segment was presented in the 2016 annual financial statements, in Note 33.

							Mar/2017
				Operating expenses
	Net	Cost of		Selling, general	Results from	Other operating
	sales	products	Gross	and distribuition	equity	income	Operating
	revenue	sold	profit	expenses	investments	(expenses), net	profit (loss)
Reporting segments
Basic petrochemicals	6,563,577	(5,199,511)	1,364,066	(188,475)		(26,601)	1,148,990
Polyolefins	4,845,245	(3,805,242)	1,040,003	(330,566)		(37,835)	671,602
Vinyls	808,499	(690,460)	118,039	(37,962)		(17,710)	62,367
USA and Europe	2,424,663	(1,725,752)	698,911	(165,926)		482	533,467
Mexico	940,405	(505,361)	435,044	(66,431)		5,498	374,111
Total	15,582,389	(11,926,326)	3,656,063	(789,360)		(76,166)	2,790,537

Other segments	4,242	(4,694)	(452)			(694)	(1,146)
Corporate unit				64,958	12,209	(24,649)	52,518

Braskem consolidated before eliminations and reclassifications	15,586,631	(11,931,020)	3,655,611	(724,402)	12,209	(101,509)	2,841,909

Eliminations and reclassifications	(2,986,903)	3,019,387	32,484	33,875			66,359

Total	12,599,728	(8,911,633)	3,688,095	(690,527)	12,209	(101,509)	2,908,268

							Mar/2016
				Operating expenses
	Net	Cost of		Selling, general	Results from	Other operating
	sales	products	Gross	and distribuition	equity	income	Operating
	revenue	sold	profit	expenses	investments	(expenses), net	profit (loss)
Reporting segments
Basic petrochemicals	5,949,856	(4,798,149)	1,151,707	(151,058)		(52,521)	948,128
Polyolefins	5,091,772	(4,031,689)	1,060,083	(309,518)		(33,163)	717,402
Vinyls	746,358	(671,390)	74,968	(54,302)		(6,253)	14,413
USA and Europe	2,534,641	(1,598,961)	935,680	(110,844)		(9,996)	814,840
Mexico	167,972	(161,670)	6,302	(30,248)		(1,121)	(25,067)
Total	14,490,599	(11,261,859)	3,228,740	(655,970)		(103,054)	2,469,716

Other segments	3,162	(3,751)	(589)	(1,196)		(2,211)	(3,996)
Corporate unit				(19,834)	1,687	(8,206)	(26,353)

Braskem consolidated before eliminations and reclassifications	14,493,761	(11,265,610)	3,228,151	(677,000)	1,687	(113,471)	2,439,367

Eliminations and reclassifications	(2,579,166)	2,652,325	73,159	42,394		(24,152)	91,401

Total	11,914,595	(8,613,285)	3,301,310	(634,606)	1,687	(137,623)	2,530,768

Braskem S.A.

Notes to the financial statements

at March 31, 2017

All amounts in thousands of reais, unless otherwise stated

27                   Events after the reporting period

(a)                  On June 21, 2017, the Board of Directors approved the construction of a new polypropylene production facility in the city of La Porte, Texas, in the United States. The approximate amount investment is up to US$675 million to the production of 450 thousand tons per year. Completion of this project is planned for 2020.

(b)                  On June 30, 2017 the Company was in default of contractual obligations borrowings contracted (covenants) from financial institutions and the capital markets related to the presentation of audited financial statements. That restrictive clause requires the presentation of its audited financial statements within the legal deadline (or within 120 days from the end of the fiscal year).

For this reason, in the quarterly information of June 30, the amount of R$40,481, was reclassified to current liabilities, in compliance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of the Company's creditors requested such advance payment of the obligations and that Braskem has been settling these obligations in accordance with their original maturity schedule.

Additionally, noncompliance with said clauses of the Parent company will be automatically complied with once the audited financial statements are presented, as of when said creditors will no longer be entitled to request the immediate repayment of short-term obligations, reversing the amount of R$40,481 from current liabilities to non-current liabilities.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.